

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2012

Via E-mail
James R. Giertz
Chief Financial Officer
H.B. Fuller Company
1200 Willow Lake Boulevard
St. Paul, Minnesota 55110

  Re: **H.B. Fuller Company**
    Form 10-K for Fiscal Year Ended December 3, 2011
    Filed January 27, 2012
    Form 10-Q for Fiscal Quarter Ended March 3, 2012
    Filed March 30, 2012
    Response dated April 5, 2012
    File No. 1-9225

Dear Mr. Giertz:

  We have reviewed your response letter dated April 5, 2012, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 3, 2011

Note 1: Nature of Business and Summary of Significant Accounting Policies, page 44

Earnings Per Share, page 47

1. We note your response to comment 4 in our letter dated March 22, 2012. Please confirm to us that you will revise the draft disclosure you provided to us in response to comment 8 in our letter dated February 28, 2012, to clarify that the dividend equivalent rights for restricted stock shares and restricted stock units are forfeitable.

Note 10: Pension and Postretirement Benefits, page 62

2. We note the draft disclosures you provided in response to comment 5 in our letter dated March 22, 2012. Please expand upon these disclosures to disclose the expected rate of return or range for the two asset allocation categories utilized. Please also disclose the historical rates of return on assets for the most recent 10-year period and 20-year period on a total asset

level and for the two asset allocation categories utilized. This disclosure will provide investors with more specific information to better understand the expected rate of return you are using. Please refer to ASC 715-20-50-1(d)(iii) for guidance. Please provide us with the disclosures you would have provided in your fiscal year 2011 Form 10-K in response to this comment.

Form 10-Q for Fiscal Quarter Ended March 3, 2012

Note 10: Commitments and Contingencies, page 12

3. We note the disclosures you included in response to comment 12 in our letter dated February 28, 2012, and comment 6 in our letter dated March 22, 2012. Please further expand your disclosures to address the following:
   - For the liabilities related to environmental matters, please revise your statement, "[t]he high end of our range for projected costs to remediate all known environmental matters is $2,700" to clarify that this is the high end of your range for the reasonably possible projected costs rather than the probable costs, if correct. If this is incorrect, please disclose the amount or range of reasonably possible loss in excess of accrual for your environmental matters.
   - For your other legal proceedings, please revise your disclosure to clarify that you have concluded the resolution of any pending matter, individually or in the aggregate, including asbestos litigation, will not have a material adverse effect on your results of operations, financial position or cash flow. If you are unable to provide this disclosure, please disclose the amount or range of reasonably possible loss in excess of accrual for your other legal proceedings, including your asbestos litigation, as previously requested.
   - For your asbestos litigation, please disclose the cumulative number of lawsuits and claims settled, settlement amounts, and insurance payments received or expected to be received, excluding those lawsuits and claims that are part of the group settlement. Please also disclose the number of pending lawsuits and claims outside of the group settlement. Without this disclosure, it is unclear how investors are able to reasonably assess the corresponding loss contingency. Please refer to Question 2 in ASC 450-20-S99-1 for guidance.
   Please refer to ASC 450-20-50-4 for guidance. Please provide us with the expanded disclosures you intend to include in your June 2, 2012 Form 10-Q.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18
Results of Operations, page 18
Special charges, net, page 19

4. In future filings beginning with your June 2, 2012 Form 10-Q, please provide the following additional disclosures for your EIMEA transformation project in accordance with ASC 420-10-S99-2, as previously requested in comment 1 in our letter dated February 28, 2012:
   - A discussion of the events and decisions which gave rise to the exit costs and exit plan.

- The likely effects of the plan on your financial position, future operating results and liquidity. If you determined that a material effect is not reasonably likely to occur, please disclose this fact.
  o The expected effects on future earnings and cash flows resulting from the plan (for example, reduced depreciation, reduced employee expense, et cetera) should be quantified and disclosed, along with the initial period in which those effects are expected to be realized.
  o In subsequent periods if actual savings anticipated by the plan are not achieved as expected or are achieved in periods other than as expected, MD&A should discuss that outcome, its reasons, and its likely effects on future operating results and liquidity.
- The periods in which material cash outlays are anticipated and the expected source of their funding.
- To the extent that there are material revisions to the plan, the estimated costs, or the timing of the plan's execution, disclose the changes, including the nature and reasons for the revisions.

  Please provide us with the disclosures you intend to include in your June 2, 2012 Form 10-Q in response to this comment.

5. In your June 2, 2012 Form 10-Q, please provide investors with a comprehensive explanation as to the factors that led you to recognize an $11.6 million gain on your foreign currency forward contract related to your acquisition of the Forbo Group. Please provide us with the disclosures you intend to include in response to this comment.

6. It is unclear how your discussion and analysis of your operating results at the consolidated level and segment level addressed the concerns raised in comments 3 and 4 in our letter dated February 28, 2012, which you agreed to address in this Form 10-Q. While you did provide investors with better quantified information for net revenue at the consolidated and segment levels, limited quantified information was provided for the other line items comprising income from continuing operations. For example, it is unclear the extent to which pricing increases, raw material cost increases, and volume increases impacted gross profit. While you did provide investors with a better understanding of the raw material cost increases as part of your analysis of cost of sales at the consolidated level, it remains unclear what the causes for the changes in sales volumes are. Using your discussion and analysis of the North America Adhesives segment as an example, your discussion and analysis falls short of explaining (a) the reasons for the 3.3% decline in sales volume; (b) the extent to which pricing increases, raw material cost increases, and volume declines impacted gross profit margin; (c) and your expectations for the impact these factors on net sales and gross profit margins. Please refer to Items 303(a)(3)(i), 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-X and Section 501.12.b.3 of the Financial Reporting Codification for guidance. Please provide us with your revised discussion and analysis of your results of operations for your March 3, 2012 Form 10-Q in response to this comment.

Financial Condition, Liquidity, and Capital Resources, page 27
Summary of Cash Flows, page 29

7. In future filings, please ensure that your discussion and analysis of operating cash flows includes all material factors. In this regard, other assets, other accrued expenses, and other also materially impacted your operating cash flows, in addition to inventories and trade payables. However, you did not provide an analysis of these other three items within MD&A. Please refer to Section 501.13.b.1. of the Financial Reporting Codification for guidance.

    You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/ Terence O'Brien

                                        Terence O'Brien
                                        Accounting Branch Chief